SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month June, 2026

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

+44 (0)750 130 8322

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F ☒Form 40-F ☐

Results of 2026 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Wednesday, June 17, 2026. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company’s website and are set forth in the attached exhibit, which is being furnished herewith.

Exhibit

Reference is made to the exhibit attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026

FERROGLOBE PLC

By:	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 17, 2026

Ferroglobe PLC announces the results of its Annual General Meeting held on Wednesday, June 17, 2026. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

No.	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2024 (the “U.K. Annual Report and Accounts”) be received.	147,049,537	99.94	13,444	0.01	85.30	69,648

2.	THAT the directors’ annual report on remuneration for the financial year ended 31 December 2024 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 39 to 42 and 58 to 68 of the U.K. Annual Report and Accounts be approved.	104,467,956	71.00	40,148,295	27.29	85.30	2,516,378

3.

THAT, in accordance with Part 14 of the Companies Act and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiary of the Company at any time during the period for which this resolution has effect) be authorized to: (i) make political donations to political parties or independent election candidates; (ii) make political donations to political organizations other than political parties, and (iii) incur political expenditure, in each case, as such terms are defined in the Companies Act, provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. Such authority shall expire at the conclusion of the Company’s next annual general meeting. For the purposes of this resolution, the authorized sum may comprise sums in different currencies that shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate.

		146,641,187	99.67	473,725	0.32	85.30	17,717

4.	THAT Javier López Madrid be re-elected as a director.	146,167,187	99.35	948,660	0.64	85.30	16,782

5.	THAT Marco Levi be re-elected as a director.	146,406,248	99.51	709,599	0.48	85.30	16,782

6.	THAT Marta de Amusategui y Vergara be re-elected as a director.	146,377,101	99.48	714,251	0.49	85.30	41,277

7.	THAT Bruce L. Crockett be re-elected as a director.	144,260,714	98.05	2,732,202	1.86	85.30	139,713

8.	THAT Stuart E. Eizenstat be re-elected as a director.	146,382,958	99.49	732,889	0.50	85.30	16,782

9.	THAT Manuel Garrido y Ruano be re-elected as a director.	146,131,413	99.32	885,580	0.60	85.30	115,636

10.	THAT Juan Villar Mir de Fuentes be re-elected as a director.	146,155,475	99.33	935,241	0.64	85.30	41,913

11.	THAT Belen Villalonga Morenés be re-elected as a director.	146,272,743	99.42	707,560	0.48	85.30	152,326

12.	THAT Silvia Villar-Mir de Fuentes be re-elected as a director.	146,316,729	99.44	773,996	0.53	85.30	41,904

13.	THAT Nicolas De Santis be re-elected as a director.	145,869,711	99.15	1,152,782	0.78	85.30	110,136

14.	THAT Rafael Barrilero Yarnoz be re-elected as a director.	145,913,973	99.18	1,110,567	0.75	85.30	108,089

15.	THAT KPMG LLP be re-appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	158,660,226	99.54	702,563	0.44	85.30	30,842

16.	THAT the Audit Committee of the Board be authorized to determine the auditor’s remuneration.	146,486,224	99.56	630,169	0.43	85.30	16,236